EXHIBIT 77D
For IDS Life Special Income Fund, Inc.

At a board of Director's meeting held on October 7th and 8th, 1998, the following investment policies were eliminated from all funds in the series:

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

At the same meeting, the following investment policies were eliminated from the IDS Life Global Yield and IDS Life Income Advantage Funds:

The Fund will not pledge or mortgage its assets beyond 15% of total assets.

The Fund will not invest more than 5% of its total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

The following investment policies were also eliminated from the IDS Life Income Advantage Fund at the October 7th and 8th, 1998 board of Directors' meeting:

The Fund will not purchase securities of an issuer if the directors and officers of the Fund, AEFC and IDS Life hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all directors and officers of the Fund, AEFC and IDS Life who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.